BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation.
595 Howe Street, Suite #601
Vancouver, B.C. V6C 2T5
Phone: (604) 687-1629 - Fax (604) 687-2845
Email address: drcresources@uniserve.com

Item 2: Date of Material Change: March 23, 2004

Item 3: Press Release: Dated March 24, 2004 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:

Mr. Michael W.P. Hibbitts has joined the executive team as a senior officer, Vice President of Exploration, effective immediately, to be part of the Afton Copper-Gold Project. He will be responsible for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage. To assist Mr. Hibbitts in this final stage of exploration, the Company has retained SRK Consulting (Steffen Robertson and Kirsten) to provide engineering services for the final design of the underground exploration decline and subsequent development drilling for the feasibility study.

Item 5: Full Description of Material Change:

DRC Resources is pleased to announce that Mr. Michael W.P. Hibbitts has joined the executive team as a senior officer, Vice President of Exploration, effective immediately, to be part of the Afton Copper-Gold Project. He will be responsible for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage

Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience, including six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project.

To assist Mr. Hibbitts in this final stage of exploration, the Company has retained SRK Consulting (Steffen Robertson and Kirsten) to provide engineering services for the final design of the underground exploration decline and subsequent development drilling for the feasibility study. The Company will be tendering the underground development work to mining contractors upon completion of the SRK engineering design.

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis: Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick 604-687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 24th day of March, 2004

"signed"

John H. Kruzick, President/Director